

The Winning Edge Financial Group, Inc.

"Your Guide Toward a Bright Financial Future."

April 27, 2025

Mr. Thomas McGowan
Office of Broker-Dealer Inspection Program
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street N.E. Tel: 415-705-2500
Washington, D.C. 20549

Submitted to FINRA via Regulation Form Filing Financial Notifications To Whom It May Concern:

In accordance with sub paragraph (f)(4) of Securities Exchange Act Rule 17a-5 (the "Rule"), please accept this letter that there has been a change in auditor. The predecessor auditor, Michael Remus, CPA merged with Ferrara CPA in February 2025. As a merged firm, all audits are now signed by Ferrara CPA and filed under Ferrara CPA's Public Company Accounting Oversight Board (PCAOB) number.

We did not elect to change our auditor, however a change occurred from a legal standpoint as we engaged the new firm, Ferrara CPA to conduct our 2024 financial statement audit. The predecessor auditor is a member of the merged firm and it is anticipated that he will continue to do so in the future.

In accordance with SEC Rule 17a-5(f)(4), this shall confirm that there have been no problems existing during the periods ending 12/31/2023 preceding this legal termination relating to any matter of accounting principles or practices, financial disclosure, auditing scope or procedure, or compliance with applicable rules of the Commission, which problems, if not resolved to the satisfaction of the former accountant, would have caused him to make reference to them in connections with his report on the subject matter of the problems.

As previously stated, the merged firm is registered with the PCAOB.

Sincerely yours,

Ben Zangara

Ben Zangara, CFP, President

www.winningedgefinancial.com

Winning Edge Financial Group, Inc. 23 Calstan Place, Clifton, NJ 07013 Ph 973.773.6600 Fax: 973.773.3399